UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-28324
CUSIP Number: 09066Y107

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
BioTransplant Incorporated Full Name of Registrant
Not applicable. Former Name if Applicable
200 Boston Avenue Address of Principal Executive Office (Street and Number)
Medford, Massachusetts 02155 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR,
☐	or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        On February 27, 2003, the Registrant and Eligix, Inc., its wholly-owned subsidiary, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Boston, Massachusetts. Management has been required to devote substantial time and attention to matters pertaining to the bankruptcy proceedings and the substantial discontinuation of its operations and, as a result, has not yet completed its preparation of the disclosures required in the Form 10-K.

        In addition to the demands of the bankruptcy proceedings, the Registrant is required to file an application to employ professionals, including external accountants and auditors, with the Bankruptcy Court. Ernst & Young LLP, the Registrant's pre-petition independent accountant, will not be able to complete its audit work and deliver an audit report with respect to the Registrant's financial statements for the year ended December 31, 2002 until the application for authority to employ auditors is approved by the Bankruptcy Court. The Registrant and Ernst & Young have substantially completed the procedures required to submit such application and the Registrant expects to file such application with the Bankruptcy Court on or about April 4, 2003. The Registrant expects that the Bankruptcy Court will consider and act upon the Registrant's motion to approve the application within 20 days thereafter.

        Until the Registrant completes the disclosures required by the Form 10-K and receives an audit report, the Registrant will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2002.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Donald B. Hawthorne, President, Chief Executive Officer and Chief Financial Officer (Name)	781 (Area Code)	393-8500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's statement of operations for the year ended December 31, 2002 is anticipated to change significantly from the year ended December 31, 2001. In the year ended December 31, 2002, the Registrant expects to report a significantly larger net loss applicable to common stockholders compared to the year ended December 31, 2001. The change in net loss applicable to common stockholders from the prior year will reflect but is not limited to the impairment of goodwill and intangible assets of approximately $17.9 million associated with the Eligix business previously reported by the Company in its unaudited financial statements for the six months ended June 30, 2002. Due to the anticipated shut-down and divestiture of the Eligix business, the Registrant expects that the net loss to common stockholders at December 31, 2002 will reflect an additional write-down, or total write-off, of the remaining goodwill and intangible assets of the Eligix business, which totaled $9.05 million at September 30, 2002.

In addition, as a result of the previously-announced restructuring of the Registrant's operations, including the discontinuation of the Registrant's operations associated with its facilities in Charlestown, Massachusetts and Medford, Massachusetts, the Registrant expects to write-down most, if not all, of the carrying value of its property and equipment at December 31, 2002, which totaled $3.8 million at September 30, 2002.

Finally, at December 31, 2002, the Registrant expects to recognize $5.0 million in previously deferred revenue related to its terminated distribution agreement with Gambro BCT, which related to the Eligix products and was terminated in the fourth quarter of 2002.

An estimate of the changes to the Registrant's financial statements resulting from the write-down of goodwill, intangible assets and property and equipment, the recognition of previously-deferred revenue and any other changes to the Registrant's results cannot be made at this time as the Registrant has not yet finalized such amounts nor has the audit of its 2002 financial statements been completed.

BioTransplant Incorporated (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2003	By	/s/ DONALD B. HAWTHORNE Name: Donald B. Hawthorne Title: President, Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).